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                               November 8, 2021

       Michael J. Fiddelke
       Executive Vice President and Chief Financial Officer
       Target Corporation
       1000 Nicollet Mall
       Minneapolis, MN 55403

                                                        Re: Target Corporation
                                                            Form 10-K for
Fiscal Year Ended January 30, 2021
                                                            Response dated
October 18, 2021
                                                            File No. 001-06049

       Dear Mr. Fiddelke:

              We have reviewed your October 18, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 22, 2021 letter.

       Form 10-K for Fiscal Year Ended January 30, 2021

       Risk Factors, page 5

   1. We note your response to comment 2. Please explain, in detail, how you determined that transition risks
related to climate change are not expected to materially affect your business, financial
condition, and results of operations. In your response, tell us about the specific transition
risks you considered, including those noted in our prior comment.
   2. We note your response to comment 3. Please explain, in detail, how you determined that you do not have any
material litigation risks related to climate change. In your response, please tell us how you
considered providing disclosure addressing the possibility of litigation related to
climate change and its potential impact.
 Michael J. Fiddelke
FirstName  LastNameMichael J. Fiddelke
Target Corporation
Comapany 8,
November   NameTarget
              2021      Corporation
November
Page 2     8, 2021 Page 2
FirstName LastName
Management's Discussion and Analysis, page 17

3. We note your response to comment 4. Please explain, in detail, how you determined that your investments in climate-related projects have not and are not expected to materially affect your business, financial condition, or results of operations. In your response, include information about your specific investments and quantify the associated costs.
4. We note your response to comment 5. Please explain, in detail, how you determined that the indirect consequences of climate-related regulation or business trends have not and are not expected to materially affect your business, financial condition, or results of operations. In your response, tell us how you expect climate change to affect demand for products and services or your ability to provide products and services. Also, address any anticipated reputational risks resulting from operations or products that produce greenhouse gas emissions.
5. We note your response to comment 6. Your response appears to be conclusory without addressing the individual items from our prior comment. Please explain, in detail, how you determined that significant physical effects of climate change on your operations and results have not and are not expected to materially affect your business, financial condition, or results of operations. In your response, specifically address each of the items from our prior comment.
6. We note your response to comment 7. Please explain, in detail, how you determined that compliance costs related to climate change have not and are not expected to materially affect your business, capital expenditures, competitive position, financial condition, or results of operations. In your response, please describe the nature of the compliance costs you incurred and quantify the related amounts.
7. We note your response to comment 8. Provide us with support for your statement that purchases of carbon credits or offsets have not and are not expected to materially affect your business and quantify the amounts relating to these transactions. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202)
551-3222 with
any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Dave Donlin